AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 31, 2003

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-8F

I.       GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

         [ X ]    MERGER

         [   ]    LIQUIDATION

         [   ]    ABANDONMENT OF REGISTRATION
                  (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

         [   ]    Election of status as a BUSINESS DEVELOPMENT COMPANY
                  (Note:  Business Development  Companies answer only questions
                  1 through 10 of this form and complete verification at the end of the form.)

2.       Name of fund: STEPSTONE FUNDS

3.       Securities and Exchange Commission File No.: 811- 06192

4.       Is this an initial Form N-8F or an amendment to a previously filed
         Form N-8?

         [ X ]    Initial Application                [   ]    Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

         2 OLIVER STREET, BOSTON, MA 02109



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6.       Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

         RICHARD W. GRANT, ESQUIRE
         MORGAN, LEWIS & Bockius LLP
         1701 Market Street
         Philadelphia, PA  19103-2921
         (215) 963-4790

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

         SEI INVESTMENTS MUTUAL FUND SERVICES (FORMERLY, SEI FINANCIAL SERVICES COMPANY)
         530 EAST SWEDESFORD ROAD
         WAYNE, PA  19087-1693

8.       Classification of fund (check only one):

         [ X ]    Management company;

         [   ]    Unit investment trust; or

         [   ]    Face-amount certificate company.

9.       Subclassification if the fund is a management company (check only one):

         [ X ]    Open-end [   ]    Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

         MASSACHUSETTS



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11.      Provide the name and address of each investment adviser of the fund
         (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

         ADVISOR:
         PACIFIC ALLIANCE CAPITAL MANAGEMENT (FORMERLY, MERUS-UCA CAPITAL MANAGEMENT)
         445 S. FIGUEROA STREET
         LOS ANGELES, CA  90071

         SUB-ADVISORS:
         BANK OF TOKYO-MITSUBISHI TRUST COMPANY
         1251 AVENUE OF THE AMERICAS
         NEW YORK, NEW YORK  10005
         (EMERGING GROWTH, BLUE CHIP GROWTH, CONVERTIBLE SECURITIES AND GOVERNMENT SECURITIES FUNDS)

         TOKYO-MITSUBISHI ASSET MANAGEMENT (U.K.), LTD.
         12-15 FINSBURY CIRCUS
         LONDON EC2M 7B5
         (INTERNATIONAL EQUITY FUND)

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

         SEI INVESTMENTS DISTRIBUTION CO. (FORMERLY, SEI FINANCIAL SERVICES COMPANY)
         ONE FREEDOM VALLEY DRIVE
         OAKS, PA 19456

13.      If the fund is a unit investment trust ("UIT") provide: NOT APPLICABLE

                  1.Depositor's name(s) and address(es):

                  2.Trustee's name(s) and address(es):



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14.      Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

         [   ]    Yes      [ X ]    No

         If Yes, for each UIT state:
                            Name(s):

                  File No.:  811-_________

                  Business Address:



15.      (a)      Did the fund obtain approval from the board of trustees
                  concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [ X ]    Yes      [   ]   No

                  If Yes, state the date on which the board vote took place:

                  OCTOBER 17, 1996

                  If No, explain:

         (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [ X ]    Yes      [   ]   No

                  If Yes, state the date on which the shareholder vote took place:
                  APRIL 16, 1997

                  If No, explain:



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II.      DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

         [ X ]    Yes               [   ]   No

                  (a) If Yes, list the date(s) on which the fund made those distributions:

                           APRIL 18, 1997 FOR THE MONEY MARKET FUND, TREASURY MONEY MARKET FUND, CALIFORNIA TAX FREE MONEY MARKET FUND, BALANCED FUND AND GROWTH EQUITY FUND AND APRIL 25, 1997 FOR THE VALUE MOMENTUM FUND, BLUE CHIP GROWTH FUND, EMERGING GROWTH FUND, INTERNATIONAL EQUITY FUND, INTERMEDIATE TERM BOND FUND, CONVERTIBLE SECURITIES FUND, GOVERNMENT SECURITIES FUND AND CALIFORNIA INTERMEDIATE TAX-FREE BOND FUND. THE LIMITED MATURITY GOVERNMENT FUND WAS LIQUIDATED AND INACTIVE PRIOR TO THE REORGANIZATION.

                  (b) Were the distributions made on the basis of net assets?

                           [ X ]            Yes               [   ]    No

                  (c) Were the distributions made pro rata based on share ownership?

                           [ X ]            Yes               [   ]    No

                  (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

                           NOT APPLICABLE

                  (e)      Liquidations only:
                           Were any distributions to shareholders made in kind?

                           [     ]          Yes               [   ]    No

                           If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:



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17.      Closed-end funds only: Has the fund issued senior securities?

         [   ]    Yes               [   ]   No

         If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.      Has the fund distributed all of its assets to the fund's shareholders?

         [ X ]    Yes               [   ]   No

         If No,

         (a) How many shareholders does the fund have as of the date this form is filed?


         (b) Describe the relationship of each remaining shareholder to the fund:


19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

         [   ]    Yes               [ X ]   No

         If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:


III.     ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

         [  ]     Yes               [ X ]   No

         If Yes,
         (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

         (b) Why has the fund retained the remaining assets?


         (c) Will the remaining assets be invested in securities?

                  [   ]    Yes              [   ]    No

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21.      Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

         [   ]    Yes               [ X ]   No

         If Yes,

         (a) Describe the type and amount of each debt or other liability:

         (b) How does the fund intend to pay these outstanding debts or other liabilities?


IV.      INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.      (a) List the expenses incurred in connection with the Merger or
             Liquidation:

                  (i) Legal expenses:                                         $0

                  (ii) Accounting expenses:                                   $0

                  (iii) Other expenses (list and identify separately):        $0

                  (iv)     Total expenses (sum of lines (i)-(iii) above):     $0

         (b) How were those expenses allocated?

                  NOT APPLICABLE

         (c) Who paid those expenses?

                  ALL OF THE EXPENSES RELATING TO THE REORGANIZATION WERE BORNE BY THE HIGHMARK FUNDS AND ASSUMED BY ITS ADVISER.

         (d) How did the fund pay for unamortized expenses (if any)?

                  NOT APPLICABLE

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

         [   ]    Yes      [ X ]    No

         If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

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V.       CONCLUSION OF FUND BUSINESS

24.      Is the fund a party to any litigation or administrative proceeding?

         [   ]    Yes      [ X ]    No

         If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

         [   ]    Yes      [ X ]    No

         If Yes, describe the nature and extent of those activities:

VI.      MERGERS ONLY

26.      (a) State the name of the funds surviving the Merger: HIGHMARK FUNDS

         (b) State the Investment Company Act file number of the fund surviving the Merger: 811-05059

         (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

                     File number:              HIGHMARK FUNDS FILE NO. 333-65607
                     Form Type:                N14EL24
                     Filing Date:              JANUARY 31, 2003

         (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                  REORGANIZATION AGREEMENT WAS FILED WITH THE ABOVE FILING.


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                                  VERIFICATION

         The undersigned states that: (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Stepstone Funds; (ii) he is the Secretary of Stepstone Funds;* and (iii) all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.

                                                 /s/  Richard W. Grant
                                                 -------------------------------
                                                 Name: Richard W. Grant, Esquire
                                                 Title:   Secretary


*The Stepstone Funds have been liquidated in accordance with the terms of the Reorganization Agreement. Immediately prior to the liquidation, Mr. Grant served as Secretary of the Stepstone Funds.